SEC File No.
082-02523

| interim report as of june 30, 2007 |

COMMERZBANK


CityLife
Netzwerk
Kompetenz
1. Platz

highlights of commerzbank group

	1.1.–30.6.2007	1.1.–30.6.2006
Income statement		
Operating profit (€ m)	1,983	1,660
Operating profit per share (€)	3.02	2.53
Pre-tax profit (€ m)	1,983	1,446
Consolidated surplus (€ m)	1,377	1,028
Earnings per share (€)	2.10	1.57
Operating return on equity[1] (%)	29.4	27.2
Cost/income ratio in operating business (%)	53.9	55.2
Return on equity of consolidated surplus[1] (%)	22.1	18.2

	30.6.2007	31.12.2006
Balance sheet		
Balance-sheet total (€ bn)	638.2	608.3
Risk-weighted assets according to BIS (€ bn)	239.4	231.5
Equity (€ bn) as shown in balance sheet	17.1	15.3
Own funds (€ bn) as shown in balance sheet	31.3	30.1
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.0	6.8
Core capital ratio, including market-risk position (%)	6.9	6.7
Own funds ratio (%)	11.1	11.1

	30.6.2007	30.6.2006
Commerzbank share		
Number of shares issued (million units)	657.2	656.8
Share price (€, 1.1.–30.6.) high	38.20	33.96
low	28.95	24.66
Book value per share[2] (€)	24.15	20.48
Market capitalization (€ bn)	23.3	18.7
Staff		
Germany	26,949	27,114
Abroad	8,435	8,548
Total	35,384	35,662
Short/long-term rating		
Moody's Investors Service, New York	P-1/Aa3	P-1/A2
Standard & Poor's, New York	A-1/A	A-2/A-
Fitch Ratings, London	F1/A	F1/A

1) annualized; 2) excluding cash flow hedges and minority interests.

The figures contained in this report are unaudited.

Dear Shareholders

In the first half of 2007, there were consistently firm indications that the Commerzbank Group is headed for expansion. Initiatives focusing on organic growth and increasing efficiency are underway in all core business areas and already showing clear signs of success. Our efforts are being given additional impetus by the dynamic German economy.

SHARES AND SHAREHOLDER STRUCTURE

In the first half of 2007 the stock markets, driven by rising profit expectations for German companies, carried on with the good performance of the previous year. Since the start of the year the DAX has posted a plus of 21% and, in the first six months, the 2006 performance has already been matched. The main German index closed its last trading day in June showing a firm upward trend and broke through the psychologically important 8,000 barrier.

Commerzbank shares post above-average performance

Commerzbank shares outperformed the market as a whole in the first half-year, and this was particularly thanks to our good start to 2007. The first three months saw Commerzbank achieve one of the best quarterly results in its history and consequently significantly exceed market expectations. In addition, as the leading German bank for small and medium sized enterprises, we derive particular benefits from the ongoing strength of the German economy. March and June saw slight price corrections. The very nature of financial stocks meant that they were hit harder than the market as a whole by the crisis in the subprime sector of the US mortgage market.

Highlights of the Commerzbank share

	1.1.-30.6.2007	1.1.-30.6.2006
Earnings per share (€)	2.10	1.57
Share price high (€)	38.20	33.96
Share price low (€)	28.95	24.66
Turnover (€ bn)	12.0	9.6
Average daily trading volume (million units)	5.83	4.62
	30.6.2007	**30.6.2006**
Number of shares (million units)	657.2	656.8
Closing price (€)	35.49	28.44
Market capitalization (€ bn)	23.3	18.7

Performance of the Commerzbank share for the first six months 2007
Daily figures, 29.12.2006=100



Commerzbank
DAX
DowJones EuroStoxx Banks
140
130
120
110
100
90
January
February
March
April
May
June

Change to the ownership structure

Interest in Commerzbank shares was also evident from daily trading, in that volumes rose against the same period last year by 25%, with particularly high demand being seen amongst international investors.

This was confirmed by a breakdown of our investor structure in April 2007. Around 75% of the share capital of Commerzbank is held by institutional investors. Of these approximately 12% are from within Germany. In terms of foreign investors the UK, North America and France are particularly well represented, although the number of retail investors is showing an unfortunate downward trend. The proportion of this equally important group of investors fell from 21.5% to 15.5%, in line with a trend that can be observed in all large German companies since 2000.

It is important to us to provide our shareholders with comprehensive information: You can find information on shares as well as current news, publications and presentations on Commerzbank at our Internet site www.ir.commerzbank.com.

interim management report as of june 30, 2007

BUSINESS AND ECONOMY

Despite a weakening in the US economy, there was a continued global upturn in the first half of 2007, from which the German economy continued to benefit. Nonetheless, here too the rate of growth could not keep pace with the very high rate seen in previous years; this was primarily attributable to tax increases taking effect from the beginning of the year. The positive economic performance clearly left its mark on the financial markets. Whilst the stock markets posted further strong price gains and at times reached new record levels, investors on the bond markets suffered appreciable losses. These came as the markets finally gave up their long-standing hopes of a fall in US interest rates, and the European Central Bank saw expectations of an end to the series of interest rate rises receding further into the future.

Overall the favourable economy has had a positive effect on Commerzbank's business, with virtually all business areas, supported not least by the ongoing growth initiatives, being able to post higher operating profits.

Eurohypo: Squeeze out in preparation

At the end of March we announced that at the annual general meeting of Eurohypo on August 29, a resolution concerning a squeeze out will be put forward. This resolution will provide us with the necessary strategic and operational room for manouevre and create greater flexibility for the successful future development of Eurohypo.

In accordance with the report of Ernst & Young Wirtschaftsprüfungsgesellschaft a purchase price of €24.32 per share has been set for the almost 1.8% of Eurohypo shares still in free float. The appropriateness of the cash settlement was confirmed by the Wirtschaftsprüfungsgesellschaft Warth & Klein. The squeeze out is closely related to the conclusion of the envisaged control and profit transfer agreement which is also subject to approval by the annual general meeting.

EARNINGS PERFORMANCE, FINANCIAL AND ASSET POSITION

When examining the profit and loss account it should be taken into consideration that Eurohypo has been fully consolidated only since April 2006. In the first quarter 2006 it was still reported as at equity. This means that the contribution to income due to our investment for the first three months of 2006 was shown in net interest income.

We are very pleased with Commerzbank's performance in the first half of 2007. Almost all income items have improved in comparison with the previous year, and costs have been kept under control despite our investments in growth initiatives.

Sustainable increase in income and strict cost management

Net interest income rose in comparison with the first six months of 2006 by 8.3% to €2.05bn. It was the *Mittelstandsbank* in particular that contributed to this growth. In contrast to this was the decline in net interest income in the segment Public Finance and Treasury.

Due to the continuing favourable economy we see a slight easing in risk provisioning. Consequently, for the second quarter €151m was set aside in comparison with €160m for the first three months. Overall, for the first half-year 2007 we have allocated almost a fifth less to the profit and loss account than for the same period of the previous year.

The development of net commission income was once again pleasing. At €1.61bn we achieved a big jump of 13.7% against the first half of 2006, even though growth in the second quarter was weakened slightly by seasonal factors and the deconsolidation of Jupiter International Group.

Trading profit showed sustainable positive growth, and for the period April to June we were able to report the best quarterly result for five years. In the first six months we generated a total of €682m compared to €657m for the first half of 2006. This success is largely attributable to the banking department Corporates & Markets.

In June we completed the sale of Jupiter International Group, which had been agreed to in spring. Of the profit arising from this transaction, €94m was shown in the position Other result and €243m in the net result on investments and securities portfolio. At June 30, this item stood at €487m (prior year: €629m). This does not arise solely from the disposal of investments but also from profit-taking on fixed-interest securities. In addition, on August 1, i.e. after the end of the reporting period, we also sold our investment of 51% in P.T. Bank Finconesia, Jakarta. We are in fact currently engaged in sales negotiations – as part of our efforts to concentrate our asset management activities in the German-speaking world – with regard to our subsidiary Commerz International Capital Management (Japan) Co. Ltd., Tokyo.

Administrative expenses rose by 6.6% to €2.68bn. What this means in pro-forma terms is that, after the complete integration of Eurohypo in the full year figures, the rate of increase was no more than 1.4%. Personnel expenses rose slightly to €1.6bn. On June 30, 2007 Commerzbank employed 35,384 staff. The investment in growth initiatives is reflected in the increase in other expenses to €923m, depreciation on fixed assets increased to €162m.

Best half-year result in the history of the Bank

For the first six months of 2007 we are showing an operating profit of €1.98bn, an increase of 19.5% on the same period of the previous year. Adjusted for the net result from the sale of investments the rise would have amounted to 45%. Virtually all segments added to this record result. After the deduction of taxes of €550m and the profits and losses attributable to minority interests of €56m, the consolidated surplus remains at €1.38bn, exceeding that for the same period of the previous year by a good third. It should be noted that in the second quarter 2006 restructuring costs of €214m were incurred, in the first half of 2007 no such costs had to be borne. Earnings per share on an average of 656.6 million shares outstanding came to €2.10, compared with €1.57 on the basis of an average of 656.2 million shares.

Balance-sheet total of the Group increases by around €30bn

Over the course of 2007 the consolidated balance-sheet total has risen by almost €30bn, or 4.9%, to €638.2bn. Contributing to this increase in assets were claims on customers (+ €4.2bn), the positive fair values of derivative hedging instruments (+ €4.1bn) and in particular the increase in assets held for trading purposes (+ €23bn). On the liabilities side this was matched by liabilities to customers (+ €5.8bn), securitized liabilities (+ €3.3bn) and liabilities from trading activities (+ €19.9bn)

Equity also increased in comparison with the end of 2006, and this by €1.8bn or 11.6%. Whilst subscribed capital, capital reserves and retained earnings changed only slightly and taken together showed a reduction of €12m, the revaluation reserve rose by €251m to €2bn. The valuation of cash flow hedges improved by €485m, and the reserve from currency translation by €92m. The consolidated surplus contributed an amount of €1.38bn for the first half year. Against this, the 2006 consolidated surplus of €493m was canceled as a result of the dividend payment in May.

Revaluation reserve

in € bn


2.5
2.0
1.5
1.0
0.5
0
1.4
1.5
1.8
2.0
1.6
1.1
1.5
1.7
1.7
2.0
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2005
2006
2007

At the end of June risk-weighted assets stood at €239.4bn and were, therefore, almost €8bn or 3.4% higher than at the end of 2006. Thanks to the strong increase in equity capital the core capital ratio improved from 6.7% to 6.9%. At 11.1%, the own funds ratio remained at the same level as at year-end, with a slight reduction in subordinated capital.

Segment reporting

In the interim report of March 31 we informed you that as of the start of 2007, Asset Management would cease to be a separate segment. The business area German Asset Management was integrated into Private and Business Customers; Real Estate Asset Management is now part of Commercial Real Estate. The international Asset Management units remaining after the sale of Jupiter International Group are shown under "Others and Consolidation".

The composition of the segments and the principles of our segment reporting are shown and explained in detail on pages 20 and 21 of this report.

Private and Business Customers

Securities business with our private customers and asset management were boosted by the lively stock markets. On top of this the growth initiatives in branches and with the comdirect bank are also bearing fruit: In the first half of 2007 we have gained 145,000 net new customers. Net interest and net commission income for the first six months improved by 3.4% and 7.4% respectively against the same period last year. In lending business we could slightly reduce loan loss provisions in the second quarter of this year compared to the first three months. In total, income increased by 6.7% to €1.3bn. The rise in administrative costs, with a plus of 4.1% to €1.06bn, was proportionally much smaller – with at the same time sustainable investments in growth.

Against this background, operating profit was €249m, almost 20% higher than a year ago. As there are no special expenses to take into account this year, we report the same amount as for pre-tax profit. The figure for the previous year was €112m after deduction of €96m for restructuring costs. The operating return on equity increased from 17.5% last year to 19.8%; the cost/income ratio improved from 75.3% to the current 73.3%.

Mittelstandsbank

This segment profited in particular from the ongoing economic upturn in Germany: Net interest income rose strongly by 14.9% to €693m. BRE Bank was one factor contributing to this, the other was the increase in interest income on both the lending and deposit side from the domestic corporate customer business. We were able to reduce risk provisions compared to the first half of 2006 by almost two-thirds. Net commission income increased by 11.7% to €362m, driven by the business expansion of BRE Bank, which gained around 200,000 new customers in the first half of 2007 via its retail net. As a whole income rose by a third to €1.08bn, whilst administrative expenses posted a slight plus of 3.2%.

The operating profit, the same as pre-tax profit, almost doubled in comparison with the previous year and reached €535m. On the basis of virtually unchanged average equity tied-up the operating return on equity was an excellent 35.4% compared to 18.3% for the previous year. The cost/income ratio, at 48.1%, was at an excellent level improving on the already commendable level of 54.5% for the first half of 2006.

Corporates & Markets

In this segment too, virtually all income items show a pleasing rate of growth. Our success with multinational customers is reflected in the rise in net interest income of 16.6% or €197m. Alongside several large syndications in Germany the increase in net commission income of 23.2% was attributable to the positive development in Western Europe and the US. The trading result of €616m exceeded the previous year's excellent result of €563m. The largest portion of this was due to business with equity derivatives and interest and currency trading. Despite write-downs on our US subprime portfolio the result from investments and securities portfolio is reported at €8m. In total, income increased by 6.4% to €909m. Administrative expenses rose by 5.8% to €526m primarily due to higher bonus provisions.

Following on from the €357m last year, we achieved an operating profit 7.3% higher at €383m. This is the same figure as for pre-tax profit, in the previous year €3m for restructuring costs was taken into account which reduced the pre-tax profit to €354m. On the basis of virtually unchanged average equity tied-up the operating return on equity was an excellent 34.6% compared to 27.8% for the previous year. At 56.4% the cost/income ratio remained virtually unchanged at the already low level of 56.9% for the previous year.

Commercial Real Estate

In this segment a comparison of the reported figures is only of limited value as Eurohypo, the most important income generator, was not yet fully consolidated in the first quarter 2006. All companies in this segment, Eurohypo AG, CommerzLeasing und Immobilien AG as well as Commerz Grundbesitz Group, were able to increase volumes. Thanks to new Eurohypo business of €22bn net interest and net commission income rose strongly. Against income of €595m stood administrative expenses of €278m.

Operating profit, also the pre-tax profit, was €317m. The operating return on equity calculated on average equity tied-up of €4.23bn was 15.0%. The cost/income ratio was a good 41.3%.

Public Finance und Treasury

In this segment too, comprising Hypothekenbank in Essen, Erste Europäische Pfandbrief- und Kommunalkreditbank, the public-finance activities of Eurohypo AG and the banking department Group Treasury, only a limited comparison with the figures for the previous year can be made. The income trend for the first half of 2007 was weighed down by lower sales proceeds from promissory notes for Essen Hyp, lower revenue for early repayment fees for Eurohypo and a fall in revenue in Treasury due to the interest-rate situation in May and June. Income of €148m in the first half of 2007 was offset by costs of €53m.

The operating profit, also the pre-tax profit, was €95m. The average equity tied-up amounted to €1.17bn and was, therefore, slightly up on the previous year. The operating return on equity was 16.2%, the cost/income ratio stood at 33.1%.

Others and Consolidation

We have integrated the remaining international Asset Management activities into this segment. Net interest income reached €20m compared to €29m in the first half of 2006. The reduction in net commission income in this segment by approximately €20m to €145m was primarily attributable to the deconsolidation of Jupiter International Group. Profit from investments and securities portfolio contains the sale proceeds from disposal of investments, above all Germanischer Lloyd, Deutsche Börse and Jupiter.

Operating profit and pre-tax profit stood at €404m compared with €477m for the first half of 2006. The prior year saw restructuring costs of €96m in this segment which depressed pre-tax profit to €381m.

All in all, the Commerzbank Group posted an operating return on equity of 29.4% in the first half of 2007 and a return on equity on the consolidated surplus of 22.1%. The cost/income ratio reached a very good 53.9%.

OUTLOOK

We believe the second half of the year will see a continuation of the upturn in the global economy. Nonetheless, the crisis in the property market, which is also making the financial markets jittery, will continue to put the brakes on the US economy. In Germany growth should continue somewhat as the negative effect of tax increases diminishes. However, it is highly unlikely that the very high growth rates of the previous year will be maintained. In the face of strong economic growth in the eurozone the ECB will raise interest rates to 4½% by the end of the year. This hike will, however, not have any great impact on the bond markets.

Given the further prevalence of favourable conditions, we believe that Commerzbank will achieve a profit figure for the year as a whole above that planned for. Alongside the disposal of investments already mentioned, the growth initiatives in our core business areas and lower risk provisioning are generating higher revenues. In terms of costs we are keeping to plan. The crisis in the US subprime mortgage business led to turbulence on the international finance and capital markets. We will continue to actively monitor this crisis and consider ourselves well prepared in case of sustained market disruptions.

In the individual segments we anticipate the following results for 2007 as a whole:

- In the segment Private and Business Customers we will most likely achieve an operating profit in excess of €350m. In the previous year, mainly due to special risk provision of €293m, the operating result was €-58m.
- Seen from today's perspective the *Mittelstandsbank* will continue to perform as it has in achieving the excellent result for the first six months. A decision by the Fiscal Court concerning a Commerzbank product means that we also expect to generate additional profit in this segment this year.
- In Corporates & Markets we are doing well operationally and anticipate a similar result as in the previous year. This is, however, partly dependent on the further development of the equity markets, which are currently marked by uncertainty.
- In the segment Commercial Real Estate too, the second-half result should be at the same level as that for the first six months. This is underpinned by the strong new business of Eurohypo, lower risk provisioning and the excellent performance of CommerzLeasing und Immobilien as well as the Commerz Grundbesitz Group. These two companies will be merged retrospectively as at January 1, 2007 to form CommerzReal AG. Out of this merger arises one of the world's largest real-estate asset managers as well as structuring and leasing providers.
- Business in the segment Public Finance and Treasury continues to be weighed down by the flat yield curve and the weak markets. From today's perspective, the result for the second half of 2007 should be the same as for the first six months.

On the basis of this forecast of a good operating result overall for the rest of the year, we anticipate that the envisaged after-tax return on equity of 12% will be significantly exceeded.

RISK REPORT

I. Risk-based overall Bank management

1) Principles and organization of risk management

The Commerzbank Group's value-based and risk/return-oriented overall Bank management involves taking on identified risks and managing them professionally. Accordingly, the core tasks for Commerzbank risk management consist of identifying all the major risks within the Group and – as far as possible – precisely measuring these risks and managing the resulting risk positions.

Commerzbank defines risk as the danger of possible losses or profits foregone, which may be triggered by internal or external factors. Risk management always distinguishes between quantifiable – i.e. measurable – and unquantifiable categories of risk.

For a more detailed explanation of the way risk management is organized at Commerzbank, please see our 2006 annual report. There have been no significant changes in organizational and reporting structures since the last management report.

2) Risk-taking capability

Calculation of the risk-taking capability based on economic capital is the second important pillar of overall Bank management, alongside integrated risk/return-oriented management based on expected loss and risk appetite.

For this, the aggregate risk figure for the Bank as a whole (measured as economic capital) is set against the total capital available for covering risk. The objective of this comparison is to establish whether the Bank is in a position to anticipate potential unexpected losses without serious negative effects on its business activity and to cover them from its own funds.

In accordance with Group guidelines, the capital available for covering risk must be 20% higher than the economic capital excluding diversification effects.

Risk-taking capability for the Commerzbank Group
in € bn


Economic capital incl. diversification effects between risk categories
Economic capital – Credit risk
Economic capital – Market risk
Economic capital – Operational risk
Economic capital – Business risk
Combined stress tests for economic capital*)
Extreme stress tests for economic capital*)
Disposable capital for covering risk
19.1
14.0
11.5
8.9
0.6
6.9
1.1
2.4
4.8
Buffer
27%
40%
53%
64%
Target buffer 2007
Capital for covering risk (incl. subordinated capital) €29.8bn
*) excl. diversification effects
June 2007

Within the Bank's overall risk strategy, the risk buffer requirement has been translated into specific targets for individual portfolios. The Bank maintained all of the buffers set in the reporting period at all times.

II. Risk management

1) Default risks

Definition
The risk of losses or profits foregone due to defaults by counterparties and also the change in this risk. Apart from this traditional risk, default risk also covers country risk and issuer risk as well as counterparty risk and settlement risk arising from trading activities.

Provision development
Risk provisions in the second quarter totaled €151m, which was €9m lower than in the previous quarter. There was a significant reduction as against the first two quarters of 2006. This also reflects our expectation for 2007 as a whole. We anticipate that Group risk provisions in 2007 will be below the pro forma figure for 2006 of €637m (excluding special risk provisions for retail of €293m).

Provision for possible loan losses

Segments € m	1st quarter 2006 (pro forma)	2nd quarter 2006	Difference	2006 as a whole (pro forma)	1st quarter 2007	2nd quarter 2007	Difference
Private and Business Customers	71	72	1	599	73	66	–7
Mittelstand	80	81	1	128	30	25	–5
Corporates & Markets	11	9	–2	–11	13	10	–3
Commercial Real Estate	41	55	14	186	39	39	0
Public Finance and Treasury	8	8	0	28	5	7	2
Others and Consolidation	0	0	0	0	0	4	4
Group	**211**	**225**	**14**	**930**	**160**	**151**	**–9**

Modeling and quantifying credit risk

All credit risks are aggregated at the portfolio level with the aid of the internal credit-risk model, with the input parameters and risk factors closely linked to the parameters for Basel II. From the distribution of loss we calculate both the expected loss (EL) and the unexpected loss (UL).

Whilst UL is used to measure risk concentrations and in managing cluster risks, we have established EL as a central variable in guiding the Bank's processes. EL is used in the Bank's operational management of risk. In addition, the EL positioning for the individual business lines is ascertained within the strategic planning process. The regular monitoring of EL is embedded in a limits system.

Overall, the EL figures reflect the strength of business performance in the different segments. Rating migration shows a positive trend in portfolio quality in the relevant business lines.

Country risks

Country-risk management covers all the decisions, measures and processes which are intended to influence portfolio structure in order to achieve management goals. The country risk credit committee discusses Group strategy decisions in conjunction with the Group-wide planning and control of country risks, and sets segment-specific country limits. Globalization is increasingly bringing opportunities for all areas of business which, through targeted risk/return-oriented business expansion in the emerging

Expected loss by segment

	30.6.2007 € m	31.12.2006*) € m	Change in %
Private and Business Customers	279	294	–5
Mittelstand	304	287	6
Corporates & Markets	122	109	12
Commercial Real Estate	277	277	0
Public Finance and Treasury	57	55	3
Others and Consolidation	10	17	–41
Group	**1,049**	**1,039**	**1**

*) EL as of 31.12.2006 was adjusted to the current segment structure.

Regions of foreign exposure as of 30.6.2007


73.7% Europe and Turkey
15.6% North America
4.3% Asia/Pacific
2.8% Caribbean financial centres
1.2% Middle East and North Africa
0.9% International organizations
0.8% Africa (excl. North Africa)
0.7% Central/South America
€244.2bn

markets, can be utilized to a greater extent than has previously been the case. Overall, 85% of exposure abroad is in the rating range 1.0 to 1.8, and 11% is in the range 2.0 to 2.8, whilst only 4% of the exposure has a rating of 3.0 or worse.

2) Market-price risks

Definition

Market-price risks encompass the risks of losses from changes in market prices (interest rates, spreads, exchange rates, share prices, etc) or parameters influencing prices, such as volatility and correlations. This definition comprehends also risks from equity investments in the banking book and equity event risks (modeling equity risk beyond VaR, e.g. to cover the insolvency of an issuer). We also keep an eye on market liquidity risk, which covers cases where it is not possible for the Bank to liquidate or hedge risky positions in a timely manner and to the desired extent as a result of insufficient liquidity in the market.

Modeling and quantifying market risks

The value-at-risk shows the potential losses which will not be exceeded with a 99% degree of probability for a holding period of 10 days. In the table below, market risk is broken down into business lines in accordance with the internal model (trading book risks and currency risks for the banking book).

Market risk in accordance with the internal model as of 30.6.2007
(99%, 10 days)


28% Credit-spread risk
27% Interest-rate risk
37% Equity risk
6% FX risk
2% Precious metal risk
€25.8m

In addition, credit spread, equity investment and interest-rate risks in the banking book, which are reflected in the revaluation reserve, are also subject to internal monitoring and limits (including a sensitivity limit).

Commerzbank has an exposure to the US subprime market through its units in New York and London with a CDO/RMBS volume of €1.2bn. In the second quarter, a charge against earnings of roughly €40m was booked, and for the third quarter, on the basis of a current hold-to-maturity valuation, we expect a charge of at least the same order of magnitude. There is also an AAA position of €0.2bn at CB Europe which is valued at nominal level.

Changes in market-price risks
Value-at-risk (99%, 10 days)

	Corporates & Markets		Treasury		Group	
€ m	1.1.–30.6.2007	2006	1.1.–30.6.2007	2006	1.1.–30.6.2007	2006
Minimum	16.0	15.2	6.3	9.4	21.3	21.0
Median	22.9	27.2	10.3	12.3	33.4	31.3
Maximum	34.8	38.6	54.8	25.8	69.6	44.3
End of period	**22.7**	**22.6**	**6.3**	**12.2**	**25.8**	**30.0**

3) Operational risks

Definition

We define operational risk as the risk of losses through inadequate or defective systems and processes, human or technical failures or external events such as system breakdowns or fire damage. By analogy with the Basel Committee's definition, this also includes legal risk, i.e. risks stemming from inadequate contractual agreements or changes in the legal framework.

In the first half of 2007, actual losses (> €5,000 individually) amounted to €24.6m, whilst provisions for legal risks in the same period were reduced by around €12m. In June 2007, both expected and unexpected loss from operational risks, at €51m (EL) and €1,056m (UL), were around the same level as in December 2006 (EL €50m, UL €1,044m): the EL/UL ratio of 1:21 highlights the importance of avoiding major risks in the prevention of losses. We are gradually optimizing the use of insurance policies against losses to limit UL as part of the OpRisk concept.

Expected loss from operational risks as of 30.6.2007


2% Internal fraud
18% External fraud
3% Employment practice and job security
22% Customers, products and business practices
1% Material damages
5% Interruptions to business and systems crashes
49% Execution, delivery and process management
€51m

4) Other types of risk

In terms of all other quantifiable and non-quantifiable risks, there were no significant changes in the first half of 2007 as against the position reported in detail in the 2006 annual report.

III. Main developments in 2007

Basel II

Commerzbank has applied for approval to be an AIRB bank. This impacts both the AIRB approach for the loan book and the AMA approach to reporting operational risks. Scrutiny by the regulator for the purpose of certification in this regard is still ongoing. Current extrapolations confirm the positive capital saving effect expected for the Group as a whole.

Internal model for calculating liquidity risks

Regulatory liquidity requirements in accordance with Principle II were adhered to at all times in the first half, with values of between 1.15 and 1.25. By the end of the year, Commerzbank will apply for the Available Net Liquidity concept (ANL), which it has used internally for years, to be approved as its liquidity risk model. Initial consultations with the supervisory authority took place in the first half of 2007.

Retail lending

Implementation of the combined retail-lending platform conceived in 2006 in the course of the Eurohypo integration, and the establishment of a highly effective operational credit function focusing systematically on risk optimization, are on schedule and will be completed in the second half of 2007. Together with further improved, powerful scoring systems, these new business processes and organizational structures will create the conditions for enhancing return on equity in the retail-lending market through efficient credit processing, swift, risk-based decision-making and active portfolio management, and for playing a successful, leading role in the competitive market for private and business customers in Germany.

DECLARATION OF COMPLIANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) – ACCOUNTING PRINCIPLES AND CONSOLIDATED COMPANIES –

Accounting principles

Our interim financial statements as of June 30, 2007, were prepared in accordance with Art. 315a (1) of the German Commercial Code (HGB) and Regulation (EC) No. 1606/2002 (IAS Regulation) of the European Parliament and of the Council of July 19, 2002, together with other regulations for adopting certain international accounting standards on the basis of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), approved and published by the International Accounting Standards Board (IASB). This report takes particular account of the requirements of IAS 34 relating to interim financial reporting.

In preparing this interim report, we have in principle employed the same accounting policies as in our consolidated financial statements as of December 31, 2006 (see page 112ff. of our 2006 annual report).

Sales margins from foreign exchange transactions were previously reported in the income statement under net result on trading. From 2007 financial year onward, these will be reported under net commission income, as is now the international norm. We have adjusted the previous years' figures accordingly. In respect of the first half of 2006, the reclassification amounts to €34m.

Adjustment to the provision for possible loan losses in accordance with IAS 8

As of December 31, 2006, we effected a backdated increase in the provision for possible loan losses in accordance with IAS 8.42. Details may be found in Note 2 to the consolidated financial statements as at December 31, 2006. This adjustment also affects the results for the first three quarters and the statement of changes in equity of 2006, which we have adjusted in this report to make comparisons easier.

Consolidated companies

As of June 30, 2007, we were in concrete negotiations for the sale of the following companies:

- Commerz International Capital Management (Japan) Ltd., Tokyo, and
- P.T. Bank Finconesia, Jakarta.

In compliance with IFRS 5, we are reporting these companies' assets and liabilities under other assets and other liabilities. The individual amounts may be found in the respective Notes. The sale of P.T. Bank Finconesia, Jakarta, was finalized on August 1, 2007.

The subsidiaries Skarbiec Asset Management Holding SA, Warsaw, BRE Agent Transferowy Sp. z o.o., Warsaw, and SKARBIEC Towarzystwo Funduszy Inwestycyjnych SA, Warsaw, as well as the special-purpose entity Comas Strategy Fund Limited, Grand Cayman, were deconsolidated in January 2007.

We sold our subsidiaries Commerz Asset Management (UK) plc, London, and Jupiter International Group plc, London, and deconsolidated the companies on June 19, 2007. The sale generated non-recurring income of €243m in the category investments and securities portfolio (available for sale) as well as €94m in other income.

The subsidiaries Commerz Grundbesitz Beteiligungsgesellschaft mbH & Co.KG, Frankfurt am Main, and KENSTONE GmbH, Eschborn, were consolidated into the Group as of January 1, 2007.

Commerzbank (Schweiz) AG Private Banking, Vienna, was consolidated at the end of May 2007.

The subsidiaries ComTS Mitte GmbH, ComTS Nord GmbH and ComTS West GmbH, as well as the special-purpose entity Semper Finance 2007-1 GmbH, all based in Frankfurt am Main, were consolidated into the Group on June 30, 2007.

consolidated income statement

	Notes	1.1.–30.6.2007 € m	1.1.–30.6.2006 € m	Change in %
Net interest income	(1)	2,048	1,891	8.3
Provision for possible loan losses	(2)	–311	–384	–19.0
Net interest income after provisioning		1,737	1,507	15.3
Net commission income	(3)	1,605	1,411	13.7
Trading profit	(4)	682	657	3.8
Net result on investments and securities portfolio (available for sale)	(5)	487	629	–22.6
Other result	(6)	156	–27	·
Operating expenses	(7)	2,684	2,517	6.6
Operating profit		**1,983**	**1,660**	**19.5**
Restructuring expenses		–	214	·
Pre-tax profit		**1,983**	**1,446**	**37.1**
Taxes on income	(8)	550	329	67.2
After-tax profit		**1,433**	**1,117**	**28.3**
Profit/loss attributable to minority interests		–56	–89	–37.1
Consolidated surplus		**1,377**	**1,028**	**33.9**

Earnings per share	1.1.–30.6.2007	1.1.–30.6.2006	Change in %
Operating profit (€ m)	1,983	1,660	19.5
Consolidated surplus (€ m)	1,377	1,028	33.9
Average number of ordinary shares issued (units)	656,591,407	656,207,346	0.1
Operating profit per share (€)	3.02	2.53	19.4
Basic earnings per share (€)	2.10	1.57	33.8

The basic earnings per share, calculated in accordance with IAS 33, are based on the consolidated surplus. Minority interests are not taken into consideration.

In the financial year as in the previous year, no conversion or option rights were outstanding. The diluted earnings per share, therefore, correspond to the basic earnings per share.

CONSOLIDATED INCOME STATEMENT (QUARTER-ON-QUARTER COMPARISON)

	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	**2007**			**2006**		
Net interest income	1,003	1,045	975	1,050	1,060	831
Provision for possible loan losses	–151	–160	–79	–415	–225	–159
Net interest income after provisioning	852	885	896	635	835	672
Net commission income	758	847	798	718	677	734
Trading profit	381	301	286	168	337	320
Net result on investments and securities portfolio (available for sale)	262	225	50	91	184	445
Other result	146	10	–4	17	–6	–21
Operating expenses	1,324	1,360	1,395	1,292	1,327	1,190
Operating profit	**1,075**	**908**	**631**	**337**	**700**	**960**
Restructuring expenses	–	–	39	–	214	–
Pre-tax profit	**1,075**	**908**	**592**	**337**	**486**	**960**
Taxes on income	283	267	174	84	146	183
After-tax profit	**792**	**641**	**418**	**253**	**340**	**777**
Profit/loss attributable to minority interests	–24	–32	–66	–36	–55	–34
Consolidated surplus	**768**	**609**	**352**	**217**	**285**	**743**

consolidated balance sheet

Assets	Notes	30.6.2007 € m	31.12.2006 € m	Change in %
Cash reserve		2,480	5,967	–58.4
Claims on banks	(10, 12)	75,934	75,271	0.9
Claims on customers	(11, 12)	298,627	294,471	1.4
Provision for possible loan losses	(13)	–7,108	–7,371	–3.6
Positive fair values attributable to derivative hedging instruments		11,107	6,979	59.1
Assets held for trading purposes	(14)	108,504	85,527	26.9
Investments and securities portfolio	(15)	136,320	135,291	0.8
Intangible assets	(16)	1,321	1,680	–21.4
Fixed assets	(17)	1,345	1,388	–3.1
Tax assets		6,767	5,918	14.3
Other assets	(18)	2,882	3,218	–10.4
Total		**638,179**	**608,339**	**4.9**

Liabilities and equity	Notes	30.6.2007 € m	31.12.2006 € m	Change in %
Liabilities to banks	(19)	121,225	125,825	–3.7
Liabilities to customers	(20)	147,036	141,214	4.1
Securitized liabilities	(21)	232,101	228,753	1.5
Negative fair values attributable to derivative hedging instruments		15,704	14,119	11.2
Liabilities from trading activities	(22)	79,183	59,248	33.6
Provisions	(23)	2,930	3,346	–12.4
Tax liabilities		5,819	4,127	41.0
Other liabilities	(24)	2,905	1,582	83.6
Subordinated capital	(25)	10,748	11,274	–4.7
Hybrid capital	(26)	3,445	3,540	–2.7
Equity of Commerzbank Group		17,083	15,311	11.6
Subscribed capital		1,708	1,705	0.2
Capital reserve		5,705	5,676	0.5
Retained earnings		5,122	5,166	–0.9
Revaluation reserve		1,997	1,746	14.4
Valuation of cash flow hedges		104	–381	·
Reserve from currency translation		–51	–143	–64.3
2006 consolidated profit *)		–	493	·
Consolidated surplus 1.1.–30.6.2007		1,377	–	·
Total before minority interests		15,962	14,262	11.9
Minority interests		1,121	1,049	6.9
Total		**638,179**	**608,339**	**4.9**

*) after allocation to retained earnings

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first six months:

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	**Total before minority interests**	Minority interests	Equity
Equity as of 1.1.2006	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							493	493		493
Allocation to retained earnings			1,104					1,104		1,104
Profits/losses								–	191	191
Changes in revaluation reserve				–112				–112	–156	–268
Changes arising from cash flow hedges					682			682	91	773
Changes in currency reserve						–36		–36		–36
Comprehensive income 2006	**–**	**–**	**1,104**	**–112**	**682**	**–36**	**493**	**2,131**	**126**	**2,257**
Capital increases								–	25	25
Issue of shares to employees	1	8						9		9
Profits/losses in previous year								–	–106	–106
Allocation to retained earnings (minority interests)								–	32	32
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	–1	–18	29	–137	6			–121	25	–96
Equity as of 31.12.2006	**1,705**	**5,676**	**5,166**	**1,746**	**–381**	**–143**	**493**	**14,262**	**1,049**	**15,311**
Consolidated profit							1,377	1,377		1,377
Allocation to retained earnings								–		–
Profits/losses								–	56	56
Changes in revaluation reserve				251				251	–60	191
Changes arising from cash flow hedges					485			485	84	569
Changes in currency reserve						92		92		92
Comprehensive income for the first half 2007	**–**	**–**	**–**	**251**	**485**	**92**	**1,377**	**2,205**	**80**	**2,285**
Capital increases								–	24	24
Profits/losses in previous year								–	–178	–178
Allocation to retained earnings (minority interests)								–	90	90
Dividend							–493	–493		–493
Changes in companies included in consolidation and other changes*)	3	29	–44					–12	56	44
Equity as of 30.6.2007	**1,708**	**5,705**	**5,122**	**1,997**	**104**	**–51**	**1,377**	**15,962**	**1,121**	**17,083**

*) including change in treasury shares

NB: statement of changes in equity from 1.1. to 30.6.2006

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit	**Total before minority interests**	Minority interests	Equity
Equity as of 1.1.2006	**1,705**	**5,686**	**4,033**	**1,995**	**–1,069**	**–107**	**328**	**12,571**	**947**	**13,518**
Consolidated profit							1,028	1,028		1,028
Allocation to retained earnings								–		–
Profits/losses								–	89	89
Changes in revaluation reserve				–713				–713	–113	–826
Changes arising from cash flow hedges					684			684	101	785
Changes in currency reserve						–23		–23		–23
Comprehensive income for the first half 2006	**–**	**–**	**–**	**–713**	**684**	**–23**	**1,028**	**976**	**77**	**1,053**
Capital increases								–	25	25
Issue of shares to employees								–		–
Profits/losses in previous year								–	–75	–75
Allocation to retained earnings (minority interests)								–		–
Dividend							–328	–328		–328
Changes in companies included in consolidation and other changes*)	2	12	–12	–164	–2			–164	38	–126
Equity as of 30.6.2006	**1,707**	**5,698**	**4,021**	**1,118**	**–387**	**–130**	**1,028**	**13,055**	**1,012**	**14,067**

*) including change in treasury shares

cash flow statement

€ m	2007	2006
Cash and cash equivalents as of 1.1.	**5,967**	**8,628**
Net cash provided by operating activities	–2,129	33,545
Net cash used by investing activities	–277	–43,576
Net cash provided by financing activities	–1,082	4,740
Total cash flow	**–3,488**	**–5,291**
Effects of exchange-rate changes	1	–1
Cash and cash equivalents as of 30.6.	**2,480**	**3,336**

The chart shows the cash flow within the Commerzbank Group. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

NOTES TO THE INCOME STATEMENT

(1) Net interest income

	1.1.-30.6.2007 € m	1.1.-30.6.2006 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	10,539	7,770	35.6
Dividends from securities	52	123	–57.7
Current result on investments, investments in associated companies and holdings in subsidiaries	61	124	–50.8
Current income from leasing and comparable assets	99	107	–7.5
Interest income	*10,751*	*8,124*	*32.3*
Interest paid on subordinated and hybrid capital and also on securitized and other liabilities	8,612	6,143	40.2
Current expenses from leasing and comparable assets	91	90	1.1
Interest expenses	*8,703*	*6,233*	*39.6*
Total	**2,048**	**1,891**	**8.3**

The interest margin, based on the average risk-weighted assets in the on-balance-sheet business according to BIS, was 2.13% (previous year period: 2.38%).

(2) Provision for possible loan losses

	1.1.-30.6.2007 € m	1.1.-30.6.2006 € m	Change in %
Allocation to provisions	–461	–542	–14.9
Reversals of provisions	185	184	0.5
Balance of direct write-downs and amounts received on written-down claims	–35	–26	34.6
Total	**–311**	**–384**	**–19.0**

(3) Net commission income

	1.1.-30.6.2007 € m	1.1.-30.6.2006 € m	Change in %
Securities transactions	601	532	13.0
Asset management	379	360	5.3
Payment transactions and foreign commercial business	231	244	–5.3
Real-estate business	136	87	56.3
Guarantees	85	82	3.7
Income from syndicated business	66	56	17.9
Other net commission income	107	50	·
Total	**1,605**	**1,411**	**13.7**

Net commission income includes €299m (previous year: €262m) of commissions paid.

(4) Trading profit

	1.1.-30.6.2007	1.1.-30.6.2006	Change
	€ m	€ m	in %
Net result on trading	606	632	–4.1
Net result on the valuation of derivative financial instruments	82	–10	·
Net result on hedge accounting	–33	7	·
Net result from applying the fair value option	27	28	–3.6
Total	**682**	**657**	**3.8**

	1.1.-30.6.2007	1.1.-30.6.2006	Change
	€ m	€ m	in %
Corporates & Markets	582	544	7.0
Equity	295	313	–5.8
Fixed Income	209	162	29.0
Foreign Exchange	78	69	13.0
Treasury	–12	37	·
Others	36	51	–29.4
Total	**606**	**632**	**–4.1**

(5) Net result on investments and securities portfolio (available for sale)

	1.1.-30.6.2007	1.1.-30.6.2006	Change
	€ m	€ m	in %
Net result on available-for-sale securities	161	58	·
Net result on disposals and valuation of investments, investments in associated companies and holdings in subsidiaries	326	571	–42.9
Total	**487**	**629**	**–22.6**

(6) Other result

	1.1.-30.6.2007	1.1.-30.6.2006	Change
	€ m	€ m	in %
Other income	270	155	74.2
Other expenses	114	182	–37.4
Total	**156**	**–27**	**·**

(7) Operating expenses

	1.1.-30.6.2007	1.1.-30.6.2006	Change
	€ m	€ m	in %
Personnel expenses	1,599	1,553	3.0
Other expenses	923	817	13.0
Current depreciation on fixed assets and other intangible assets	162	147	10.2
Total	**2,684**	**2,517**	**6.6**

(8) Taxes on income

At June 30, 2007 the Group tax rate, i.e. the anticipated average tax rate on the basis of anticipated pre-tax profit, was 27.7% for the year under review. We applied this rate to calculate tax liability for the first half of 2007 totalling €550m.

As a result of the Bundesrat's approval of Business Tax Reform 2008 on July 6, 2007, corporate tax rates will be lowered as of January 1, 2008. Thus, Commerzbank AG's capitalized deferred tax assets and liabilities will in future be compared to lower corporate tax rates. Since the Group currently has a capitalized deferred tax surplus, a revaluation with the lower corporate tax rates will result in a non-recurring tax liability of around €150m in the third quarter of 2007.

Commerzbank Inlandsbanken Holding GmbH, a wholly owned subsidiary of Commerzbank AG, has signed a Control and Profit Transfer Agreement with its subsidiary Eurohypo AG, to be submitted to the Annual General Meeting of Eurohypo AG in August 2007. Once the Control and Profit Transfer Agreement has been ratified and a single tax entity has been established, Eurohypo AG's forecast profit can be used within the Group and offset against the tax loss carry-forwards of Commerzbank AG. The resultant non-recurring tax income from the capitalization of deferred taxes would probably slightly exceed the aforementioned non-recurring tax liability.

(9) Segment reporting

Segment reporting reflects the results of the operational business lines within the Commerzbank Group. It is based on our internal management information, which is compiled every month in accordance with IAS rules.

In our segment reporting, we report on six segments:

- "Private and Business Customers" includes branch business with private individuals, professional and business people, private banking, the activities of comdirect bank, the retail banking of Eurohypo and the German Asset Management department (cominvest).
- *"Mittelstand"* presents the results of corporate banking in Germany, the Central and Eastern European region and Asia, as well as the Financial Institutions department.
- "Corporates & Markets" comprises equity and bond-trading activities, trading in derivative instruments, interest-rate and currency management, as well as corporate finance. In addition, this segment is responsible for business involving multinational companies. It also looks after the regions of Western Europe, America and Africa.
- "Commercial Real Estate" presents the results of CommerzLeasing und Immobilien, CORECD, Commerz Grundbesitzgesellschaft (CGG) and Eurohypo's commercial real-estate activities.
- "Public Finance and Treasury" consists of Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxemburg, Eurohypo's public finance business and the Group Treasury department.
- "Others and Consolidation" registers the income and expenses which do not fall within the area of responsibility of the operational business lines. Also included here are the income and expenses required to reconcile the internal accounting control variables used in the segment reporting of the operational business lines to the relevant external accounting data. In addition, this segment covers equity participations which are not assigned to the operational business lines as well as the international asset management activities (Jupiter International Group, Caisse Centrale de Réescompte, Commerzbank Europe (Ireland) and CAM Asia Pacific).

The result generated by each individual segment is measured in terms of the operating profit and the pre-tax profit, as well as the return on equity and the cost/income ratio. Through the presentation of pre-tax profits, minority interests are included in both the result and the average equity tied up. All the revenue for which a segment is responsible is thus reflected in the pre-tax profit.

The return on equity is calculated from the ratio between the operating profit (operating or pre-tax) and the average amount of equity that is tied up. It shows the return on the equity that is invested in a given segment. The cost/income ratio in operating business reflects the cost efficiency of the various segments. It represents the quotient formed by operating expenses and income before provisioning.

Income and expenses are shown such that they reflect the originating unit and appear at market prices, with the market interest rate applied in the case of interest-rate instruments. Net interest income reflects the actual funding costs of the equity participations, which are assigned to the respective segments according to their specific business orientation. The investment yield achieved by the Group on its equity is assigned to the net interest income of the various segments such that it reflects the average amount of equity that is tied up. The interest rate corresponds to that of a risk-free investment in the long-term capital market. The average amount of equity tied up is worked out using the BIS system, based on the established average amount of risk-weighted assets and the capital charges for market risk positions (risk-weighted asset equivalents). At Group level, investors' capital is shown, which is used to calculate the return on equity. The capital backing for risk-weighted assets which we assume for segment reporting purposes is 6%.

Direct and indirect expenditure form the operating expenses which are shown in the operating profit. They consist of personnel costs, other expenses and depreciation of fixed assets and other intangible assets. Restructuring expenses appear below the operating profit in the pre-tax profit. Operating expenses are assigned to the individual segments on the basis of the causation principle. The indirect expenses arising in connection with internal services are charged to the beneficiary or credited to the segment performing the service.

1.1.–30.6.2007 € m	**Private and Business Customers**	***Mittelstand***	**Corporates & Markets**	**Commercial Real Estate**	**Public Finance and Treasury**	**Others and Consolidation**	**Total**
Net interest income	637	693	197	422	79	20	2,048
Provision for possible loan losses	–139	–55	–23	–78	–12	–4	–311
Net interest income after provisioning	498	638	174	344	67	16	1,737
Net commission income	810	362	106	195	–13	145	1,605
Trading profit	2	51	616	34	–32	11	682
Net result on investments and securities portfolio	3	25	8	1	122	328	487
Other result	–	6	5	21	4	120	156
Revenue	*1,313*	*1,082*	*909*	*595*	*148*	*620*	*4,667*
Operating expenses	1,064	547	526	278	53	216	2,684
Operating profit	**249**	**535**	**383**	**317**	**95**	**404**	**1,983**
Restructuring expenses	–	–	–	–	–	–	–
Pre-tax profit	**249**	**535**	**383**	**317**	**95**	**404**	**1,983**
Average equity tied up	**2,514**	**3,025**	**2,215**	**4,232**	**1,173**	**334**	**13,493**
Operating return on equity*) (%)	**19.8**	**35.4**	**34.6**	**15.0**	**16.2**	·	**29.4**
Cost/income ratio in operating business (%)	**73.3**	**48.1**	**56.4**	**41.3**	**33.1**	·	**53.9**
Return on equity of pre-tax profit*) (%)	**19.8**	**35.4**	**34.6**	**15.0**	**16.2**	·	**29.4**
Staff (average no.)	11,667	9,412	1,764	1,587	422	9,633	34,485

*) annualized

1.1.–30.6.2006 € m	Private and Business Customers	*Mittelstand*	Corporates & Markets	Commercial Real Estate	Public Finance and Treasury	Others and Consolidation	Total
Net interest income	616	603	169	272	202	29	1,891
Provision for possible loan losses	–128	–161	–20	–59	–16	–	–384
Net interest income after provisioning	488	442	149	213	186	29	1,507
Net commission income	754	324	86	97	–17	167	1,411
Trading profit	3	41	563	3	12	35	657
Net result on investments and securities portfolio	1	5	28	4	18	573	629
Other result	–16	–1	28	23	2	–63	–27
Revenue	*1,230*	*811*	*854*	*340*	*201*	*741*	*4,177*
Operating expenses	1,022	530	497	168	36	264	2,517
Operating profit	**208**	**281**	**357**	**172**	**165**	**477**	**1,660**
Restructuring expenses	96	–	3	13	6	96	214
Pre-tax profit	**112**	**281**	**354**	**159**	**159**	**381**	**1,446**
Average equity tied up	**2,382**	**3,079**	**2,568**	**2,287**	**1,019**	**869**	**12,204**
Operating return on equity*) (%)	**17.5**	**18.3**	**27.8**	**15.0**	**32.4**	**·**	**27.2**
Cost/income ratio in operating business (%)	**75.3**	**54.5**	**56.9**	**42.1**	**16.6**	**·**	**55.2**
Return on equity of pre-tax profit*) (%)	**9.4**	**18.3**	**27.6**	**13.9**	**31.2**	**·**	**23.7**
Staff (average no.)	11,797	9,131	1,730	1,675	290	9,903	34,526

*) annualized

NOTES TO THE BALANCE SHEET

(10) Claims on banks

	30.6.2007 €m	31.12.2006 €m	Change in %
due on demand	15,342	16,186	–5.2
other claims	60,592	59,085	2.6
with a remaining lifetime of			
less than three months	26,577	27,070	–1.8
more than three months, but less than one year	11,778	8,525	38.2
more than one year, but less than five years	14,050	15,061	–6.7
more than five years	8,187	8,429	–2.9
Total	**75,934**	**75,271**	**0.9**
of which: reverse repos and cash collaterals	31,828	32,944	–3.4

(11) Claims on customers

	30.6.2007 €m	31.12.2006 €m	Change in %
with indefinite remaining lifetime	24,116	19,881	21.3
other claims	274,511	274,590	0.0
with a remaining lifetime of			
less than three months	47,252	44,723	5.7
more than three months, but less than one year	33,121	30,658	8.0
more than one year, but less than five years	97,784	99,635	–1.9
more than five years	96,354	99,574	–3.2
Total	**298,627**	**294,471**	**1.4**
of which: reverse repos and cash collaterals	15,429	9,967	54.8

(12) Total lending

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Loans to banks	31,781	29,808	6.6
Loans to customers	287,180	286,664	0.2
Total	**318,961**	**316,472**	**0.8**

We distinguish loans from claims on banks and customers such that only those claims are shown as loans for which special loan agreements have been concluded with the borrowers. Therefore, interbank money-market transactions and repo transactions, for example, are not shown as loans. Acceptance credits are also included in loans to customers.

(13) Provision for possible loan losses

Development of provisioning	**2007**	**2006**	Change
	€ m	€ m	in %
As of 1.1.	**7,918**	**5,650**	**40.1**
Allocations	461	542	–14.9
Deductions	718	428	67.8
Utilized	533	244	·
Reversals	185	184	0.5
Changes in companies included in consolidation	–	2,415	·
Exchange-rate changes/transfers	7	–16	·
As of 30.6.	**7,668**	**8,163**	**–6.1**

With direct write-downs and income received on previously written-down claims taken into account, the allocations and reversals reflected in the income statement gave rise to a provision of €311m (previous year: €384m); see Note 2.

Level of provisioning	**30.6.2007**	**31.12.2006**	Change
	€ m	€ m	in %
Specific valuation allowances	6,457	6,710	–3.8
Portfolio valuation allowances	651	661	–1.5
Provision to cover balance-sheet items	**7,108**	**7,371**	**–3.6**
Provisions in lending business (specific risks)	359	356	0.8
Provisions in lending business (portfolio risks)	201	191	5.2
Total	**7,668**	**7,918**	**–3.2**

(14) Assets held for trading purposes

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Bonds, notes and other interest-rate-related securities	23,929	23,551	1.6
Shares and other equity-related securities	10,712	7,787	37.6
Promissory notes held for trading purposes	2,362	1,800	31.2
Positive fair values attributable to derivative financial instruments	71,501	52,389	36.5
Total	**108,504**	**85,527**	**26.9**

(15) Investments and securities portfolio (available-for-sale)

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Bonds, notes and other interest-rate-related securities	131,095	130,603	0.4
Shares and other equity-related securities	2,737	2,407	13.7
Investments	2,056	1,850	11.1
Investments in associated companies	291	298	–2.3
Holdings in subsidiaries	141	133	6.0
Total	**136,320**	**135,291**	**0.8**

(16) Intangible assets

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Goodwill	958	1,287	–25.6
Other intangible assets	363	393	–7.6
Total	**1,321**	**1,680**	**–21.4**

(17) Fixed assets

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Land and buildings	829	836	–0.8
Office furniture and equipment	516	552	–6.5
Total	**1,345**	**1,388**	**–3.1**

(18) Other assets

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Collection items	224	758	–70.4
Precious metals	740	1,013	–26.9
Leased equipment	266	259	2.7
Assets held for sale	323	160	.
Assets held as financial investments	238	289	–17.6
Sundry assets, including deferred items	1,091	739	47.6
Total	**2,882**	**3,218**	**–10.4**

(19) Liabilities to banks

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
due on demand	22,408	14,195	57.9
with remaining lifetime of	98,817	111,630	–11.5
less than three months	58,745	73,027	–19.6
more than three months, but less than one year	15,289	12,564	21.7
more than one year, but less than five years	10,646	10,861	–2.0
more than five years	14,137	15,178	–6.9
Total	**121,225**	**125,825**	**–3.7**
of which: repos and cash collaterals	40,938	40,503	1.1

(20) Liabilities to customers

	30.6.2007 € m	31.12.2006 € m	Change in %
Savings deposits	10,440	10,933	–4.5
with agreed period of notice of			
three months	9,752	10,181	–4.2
more than three months	688	752	–8.5
Other liabilities to customers	136,596	130,281	4.8
due on demand	52,305	49,145	6.4
with agreed remaining lifetime of	84,291	81,136	3.9
less than three months	36,681	34,973	4.9
more than three months, but less than one year	7,949	5,105	55.7
more than one year, but less than five years	14,283	14,860	–3.9
more than five years	25,378	26,198	–3.1
Total	**147,036**	**141,214**	**4.1**
of which: repos and cash collaterals	9,398	10,783	–12.8

(21) Securitized liabilities

	30.6.2007 € m	31.12.2006 € m	Change in %
Bonds and notes issued	202,226	209,778	–3.6
of which: mortgage *Pfandbriefe*	30,415	33,251	–8.5
public-sector *Pfandbriefe*	119,406	124,913	–4.4
Money-market instruments issued	29,853	18,966	57.4
Own acceptances and promissory notes outstanding	22	9	·
Total	**232,101**	**228,753**	**1.5**

Remaining lifetimes of securitized liabilities	30.6.2007 € m	31.12.2006 € m	Change in %
due on demand	356	61	·
with agreed remaining lifetime of	231,745	228,692	1.3
less than three months	30,320	25,358	19.6
more than three months, but less than one year	48,915	47,067	3.9
more than one year, but less than five years	119,570	120,773	–1.0
more than five years	32,940	35,494	–7.2
Total	**232,101**	**228,753**	**1.5**

(22) Liabilities from trading activities

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Currency-related transactions	3,516	3,921	–10.3
Interest-rate-related transactions	60,573	43,515	39.2
Delivery commitments arising from short sales of securities	5,035	3,937	27.9
Sundry transactions	10,059	7,875	27.7
Total	**79,183**	**59,248**	**33.6**

(23) Provisions

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	585	612	–4.4
Other provisions	2,345	2,734	–14.2
Total	**2,930**	**3,346**	**–12.4**

(24) Other liabilities

Other liabilities of €2,905m include obligations arising from still outstanding invoices, deductions from salaries to be passed on and deferred liabilities. In addition, liabilities in an amount of €78m were included in this position, which stand in relation to assets yet to be disposed of.

(25) Subordinated capital

	30.6.2007	31.12.2006	Change
	€ m	€ m	in %
Subordinated liabilities	9,205	9,240	–0.4
Profit-sharing rights outstanding	1,346	1,616	–16.7
Deferred interest, including discounts	377	233	61.8
Valuation effects	–180	185	.
Total	**10,748**	**11,274**	**–4.7**

(26) Hybrid capital

	30.6.2007 € m	31.12.2006 € m	Change in %
Hybrid capital	3,385	3,389	–0.1
Deferred interest, including discounts	43	132	–67.4
Valuation effects	17	19	–10.5
Total	**3,445**	**3,540**	**–2.7**

OTHER NOTES

(27) Risk-weighted assets and capital ratios as defined by the Basel capital accord (BIS)

	30.6.2007 € m	31.12.2006 € m	Change in %
Core capital	16,636	15,497	7.3
Supplementary capital	9,729	10,224	–4.8
Liable equity capital	**26,365**	**25,721**	**2.5**
Tier III capital	95	77	23.4
Eligible own funds	**26,460**	**25,798**	**2.6**

as of 30.6.2007			**Capital charges in %**				**Total**
€ m	**100**	**50**	**25**	**20**	**10**	**4**	
Balance-sheet business	160,384	18,526	–	17,495	–	–	196,405
Traditional off-balance-sheet business	5,182	27,038	128	1,045	517	74	33,984
Derivatives business in investment portfolio	–	2,193	–	4,217	–	–	6,410
Risk-weighted assets, total	**165,566**	**47,757**	**128**	**22,757**	**517**	**74**	**236,799**
Risk-weighted market-risk position multiplied by 12.5							2,600
Total items to be risk-weighted							239,399
Eligible own funds							26,460
Core capital ratio (excluding market-risk position)							7.0
Core capital ratio (including market-risk position)							6.9
Own funds ratio (including market-risk position)							11.1

as of 31.12.2006	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	154,690	19,031	–	16,561	–	–	190,282
Traditional off-balance-sheet business	4,294	25,570	133	742	444	71	31,254
Derivatives business in investment portfolio	–	2,117	–	3,953	–	–	6,070
Risk-weighted assets, total	**158,984**	**46,718**	**133**	**21,256**	**444**	**71**	**227,606**

Risk-weighted market-risk position multiplied by 12.5	3,875
Total items to be risk-weighted	231,481
Eligible own funds	25,798
Core capital ratio (excluding market-risk position)	6.8
Core capital ratio (including market-risk position)	6.7
Own funds ratio (including market-risk position)	11.1

(28) Contingent liabilities and irrevocable lending commitments

	30.6.2007 € m	31.12.2006 € m	Change in %
Contingent liabilities	30,398	29,453	3.2
from rediscounted bills of exchange credited to borrowers	7	4	75.0
from guarantees and indemnity agreements	30,022	29,110	3.1
Other commitments	369	339	8.8
Irrevocable lending commitments	56,753	49,080	15.6

Provisioning for contingent liabilities and irrevocable lending commitments has been deducted from the respective items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.6.2007	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	243,158	118,097	66,799	428,054	5,107	4,232
Interest-based forward transactions	1,685,629	1,941,107	1,842,791	5,469,527	69,741	75,545
Other forward transactions	163,042	211,613	32,337	406,992	7,760	10,075
Total	**2,091,829**	**2,270,817**	**1,941,927**	**6,304,573**	**82,608**	**89,852**
of which:						
traded on a stock exchange	*163,635*	*75,544*	*9,549*			

31.12.2006	Nominal amount, by remaining lifetime				Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	Total	positive	negative
Foreign currency-based forward transactions	214,788	116,547	73,929	405,264	4,419	4,567
Interest-based forward transactions	1,859,543	1,866,404	1,685,628	5,411,575	48,238	56,973
Other forward transactions	148,458	192,217	21,917	362,592	6,711	7,890
Total	**2,222,789**	**2,175,168**	**1,781,474**	**6,179,431**	**59,368**	**69,430**
of which:						
traded on a stock exchange	*142,984*	*62,513*	*7,748*			

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model.

For calculating and managing market risk, historical simulation is used as the value-at-risk model. For a detailed description of our methods, please consult the notes on pages 179 f. of our 2006 annual report.

Portfolio	30.6.2007	31.12.2006
	€ m	€ m
Commerzbank Group	**25.8**	**30.0**
Corporates & Markets	22.7	22.6
Treasury	6.3	12.2

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**30.6.2007**	**31.12.2006**	**30.6.2007**	**31.12.2006**	**30.6.2007**	**31.12.2006**
Assets						
Cash reserve	2.5	6.0	2.5	6.0	–	–
Claims on banks	75.7	75.2	75.9	75.3	–0.2	–0.1
Claims on customers	296.0	294.0	298.6	294.5	–2.6	–0.5
Hedging instruments	11.1	7.0	11.1	7.0	–	–
Assets held for trading purposes	108.5	85.5	108.5	85.5	–	–
Investments and securities portfolio	136.3	135.3	136.3	135.3	–	–
Liabilities						
Liabilities to banks	121.0	125.7	121.2	125.8	–0.2	–0.1
Liabilities to customers	146.1	140.9	147.0	141.2	–0.9	–0.3
Securitized liabilities	231.6	228.8	232.1	228.8	–0.5	0.0
Hedging instruments	15.7	14.1	15.7	14.1	–	–
Liabilities from trading activities	79.2	59.2	79.2	59.2	–	–
Subordinated and hybrid capital	14.2	14.8	14.2	14.8	0.0	0.0

In net terms, the difference between the book value and fair value amounted for all items to €–1.2bn as of June 30, 2007 (31.12.2006: €–0.2bn).

(32) Treasury shares

	Number of shares*) in units	**Accounting par value in €1,000**	**Percentage of share capital**
Portfolio on 30.6.2007	405,391	1,054	0.06
Largest total acquired during the financial year	4,950,540	12,871	0.75
Total shares pledged by customers as collateral on 30.6.2007	2,663,039	6,924	0.41
Shares acquired during the financial year	70,278,088	182,723	–
Shares disposed of during the financial year	71,455,423	185,784	–

*) accounting par value per share: €2.60

RESPONSIBILITY STATEMENT BY THE MANAGEMENT BOARD

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Frankfurt am Main, August 7, 2007
The Board of Managing Directors



BOARDS OF COMMERZBANK AKTIENGESELLSCHAFT

Supervisory Board

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong*)

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford

Sonja Kasischke*)

Wolfgang Kirsch*)

Friedrich Lürssen
(since May 16, 2007)

Werner Malkhoff*)

Prof. h.c. (CHN) Dr. rer. oec.
Ulrich Middelmann

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit
(until January 31, 2007)

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Wolfgang Hartmann

Dr. Achim Kassow

Bernd Knobloch

Klaus M. Patig
(until January 31, 2007)

Michael Reuther

Dr. Eric Strutz

Nicholas Teller

Honorary Chairman of the Supervisory Board
Dr. Walter Seipp

*) elected by the Bank's employees

REPORT OF THE AUDIT REVIEW

To Commerzbank Aktiengesellschaft,
Frankfurt am Main

We have reviewed the abridged version of the Group's interim financial statements – comprising the abridged balance sheet, the abridged income statement, the abridged cash flow statement, the abridged statement of changes in equity and selected Notes – as well as the Group interim report for Commerzbank Aktiengesellschaft, Frankfurt am Main, for the period from January 1 to June 30, 2007, which are components of the half year financial statement according to Art. 37w of the German Securities Trading Act. The compilation of the abridged Group interim financial statements in accordance with the IFRS governing interim reporting as applicable in the EU, and the Group interim report in accordance with the applicable provisions of the German Securities Trading Act, are the responsibility of the Group's management. Our responsibility is to express an opinion on these abridged Group interim financial statements and the Group interim report based on our review.

We conducted our review of the abridged Group interim financial statements and the Group interim report in accordance with German generally accepted standards for the review of financial statements as promulgated by the Institut der Wirtschaftsprüfer or IDW (Institute of Public Auditors in Germany). Those standards require that we plan and perform the review to obtain reasonable assurance that the abridged Group interim financial statements are free of material misstatement as required by the IFRS governing interim reporting as applicable in the EU, and that the Group interim report is free of material misstatement as required by the provisions of the German Securities Trading Act concerning Group interim reports. An audit review is limited primarily to interviews with Group employees and to analytical assessments, and thus does not offer the level of security afforded by a full audit. Since we were not instructed to perform a full audit, we cannot issue an audit certificate.

Our review revealed nothing to suggest that the abridged Group interim financial statements were not prepared in accordance with the IFRS governing interim reporting as applicable in the EU, or that the Group interim report was not prepared in accordance with the provisions of the German Securities Trading Act concerning Group interim reports.

Frankfurt am Main, August 8, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Schreiber	Koch
(Wirtschaftsprüfer)	(Wirtschaftsprüfer)
(German public auditor)	(German public auditor)

Commerzbank AG
Head office
Kaiserplatz
Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20
Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann
Wennemar von Bodelschwingh · Sandra Büschken ·
Ute Heiserer-Jäckel · Simone Nuxoll · Stefan Philippi
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
Nationwide network of branches in Germany

Major group companies and holdings

In Germany

comdirect bank AG, Quickborn
cominvest Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
Eurohypo AG, Eschborn
CommerzLeasing und Immobilien AG, Düsseldorf
Hypothekenbank in Essen AG, Essen
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
Commerz Business Consulting GmbH, Frankfurt am Main
Deutsche Schiffsbank AG, Bremen/Hamburg

Abroad

BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
cominvest Asset Management S.A., Luxembourg
Commerzbank Capital Markets Corporation, New York
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerzbank Zrt., Budapest
Commerz (East Asia) Ltd., Hong Kong
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg

Foreign branches

Amsterdam · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices

Almaty · Bahrain · Bangkok · Beijing · Beirut · Belgrade · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Ho Chi Minh City · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

/ ***disclaimer*** / *RESERVATION REGARDING FORWARD-LOOKING STATEMENTS*

This interim report contains forward-looking statements on Commerzbank's business and earnings performance, which are based upon our current plans, estimates, forecasts and expectations. The statements entail risks and uncertainties, as there are a variety of factors which influence our business and to a great extent lie beyond our sphere of influence. Above all, these include the economic situation, the state of the financial markets worldwide and possible loan losses. Actual results and developments may, therefore, diverge considerably from our current assumptions, which, for this reason, are valid only at the time of publication. We undertake no obligation to revise our forward-looking statements in the light of either new information or unexpected events.

COMMERZBANK


invest
Fondak
4%

END